UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 6, 2026

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark, 6 August 2026 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse. The company’s board members, executives and their associated persons have reported the transactions to Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	DÉSIRÈE JANTZEN ASGREEN
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	ELISABETH DAHL CHRISTENSEN
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	METTE BØJER JENSEN
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	SEMSI KILIC MADSEN
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	EMIL KONGSHØJ LARSEN
2	Reason for the notification
a)	Position/status	Executive Vice President, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	KARSTEN MUNK KNUDSEN
2	Reason for the notification
a)	Position/status	Executive Vice President, Chief Financial Officer (CFO)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	KASPER BØDKER MEJLVANG
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Manufacturing & Supply
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	MAZIAR MIKE DOUSTDAR
2	Reason for the notification
a)	Position/status	President and CEO
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	MARTIN HOLST LANGE
2	Reason for the notification
a)	Position/status	Executive Vice President, R&D and Chief Scientific Officer (CSO)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	THILDE GYNTHE BØGEBJERG KRØYER
2	Reason for the notification
a)	Position/status	Executive Vice President, Enterprise IT & Quality
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	TANIA SABROE
2	Reason for the notification
a)	Position/status	Executive Vice President, People, Organisation & Corporate Affairs
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (vesting of shares in accordance with Restricted Shares programme – Novo Nordisk 100th Anniversary Shares)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 294.30	74

d)	Aggregated information • Aggregated volume • Price	74 shares DKK 21,778.20
e)	Date of the transaction	2026-08-05
f)	Place of the transaction	Outside a trading venue

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,700 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Alex Bruce +45 3444 2613 axeu@novonordisk.com	Mads Berner Bruun +45 3075 2936 mbbz@novonordisk.com

Christoffer Togo Solgaard-Tullin +45 3079 1471 cftu@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 49 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 6, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer